SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 18, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18

Corporate Registry ID (NIRE) 35.300.150.007
MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 30, 2008

Date, time and place: May 30, 2008, at 08:30 am, at the Company’s headquarters, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo. Call: Call was made by means of the annual agenda of meetings previously approved by the members of the Board of Directors. Quorum: Attendance of all the members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato – Chairwoman and Flávia Turci – Secretary. Agenda and resolutions: 1) Presented by the Chief Executive Officer and the Chief Financial Officer: (i) information regarding the financial and operating performance of the company as well as market information; (ii) Requests for conversion of common shares into preferred shares prepared by the shareholders Amaro & Aviation Participações Ltda. and TAM Empreendimentos e Participações S.A., in accordance with provisions of Article 8, Paragraph 2 of the Bylaws. Considering the terms of the above-mentioned statutory provisions and also considering that if the two received requests for conversion were fully met, the total volume of preferred shares of the Company would be above the legal limit, the Board of Executive Officers proposed to the Board of Directors that the conversion requests be ratified upon apportionment of the amount of shares eligible for conversion, and that the apportionment should be proportional to the interest of each shareholder in the voting capital so as to ensure fair treatment. The Board of Executive Officers, in support of the above-mentioned proposal, presented the opinion prepared by the Machado, Meyer, Sendacz e Opice Advogados law firm. In view of the Board of Directors’ request, with abstention from voting of Board members Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and Marcos Adolfo Tadeu Senamo Amaro, pursuant to Article 156 of Law 6,404/76, for the purpose of clarifying, upon a new opinion, the extent of the authority of the body to resolve on the matter, the resolution on the issue was transferred to the next ordinary meeting; (iii) Request for exercising the stock options for purchasing 90,699 (ninety thousand six-hundred and ninety nine) shares, options which were granted to Marco Antonio Bologna, regarding the First Grant which was held based on the Company’s Stock Option Plan. The above-mentioned exercise of the stock options was approved by unanimous vote, by means of the use of treasury shares, subject to the previous authorization by the CVM (Brazilian Securities and Exchange Commission); (iv) Request for rectifying the series number of the A330-200 aircraft, PT-MVK prefix, subject-matter of the Aircraft Lease Assignment, Assumption and Amendment Agreement, approved on the meeting held on March 28, 2008, being correct the series 486 and not the 466 referred to on the above-mentioned meeting. By unanimous vote, the rectification was approved with ratification of the approval of the said Assignment. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, May 30, 2008. Chairwoman – Maria Cláudia Oliveira Amaro; Secretary – Flávia Turci. Board members: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Pedro Pullen Parente, Waldemar Verdi Júnior, Alexandre Silva and Marcos Adolfo Tadeu Senamo Amaro.

Maria Cláudia Oliveira Amaro	Flávia Turci
Chairwoman	Secretary

Board members:

Maria Cláudia Oliveira Amaro	Maurício Rolim Amaro

Adalberto de Moraes Schettert	Pedro Pullen Parente

Luiz Antonio Viana	Waldemar Verdi Júnior

Alexandre Silva	Marcos Adolfo Tadeu Senamo Amaro

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.